SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________









                     RYANAIR WELCOMES ITALIAN COURT'S DECISION

                          TO PUT PEOPLE BEFORE PARCELS



Ryanair, Italy's second largest airline today (Friday, 10th February 2006) welcomed the decision of the TAR Lazio court to grant an injunction to Ryanair that will prevent Italian passengers and visitors to Rome from being diverted to Rome Fiumicino while flights continue to land in Rome Ciampino.

Since the beginning of January, 7 Ryanair flights (on Ciampino based aircraft) returning shortly after midnight were diverted to Fiumicino. These diversions forced over 1,000 Italian consumers and visitors to land in Fiumicino, when their friends and relatives and their onward transport was awaiting them in Ciampino. A further 1,000 passengers had their flights the following morning delayed as aircraft were positioned from Fiumicino to Ciampino.

Peter Sherrard, Ryanair's Head of Communications said:

        "We welcome the decision of the TAR to put people before parcels by allowing passengers on Ryanair based aircraft to land in Rome Ciampino.

        "Ryanair is committed to using its new quieter aircraft to minimise noise generation at Rome Ciampino. We are now talking to ADR about a noise reduction programme for the benefit of the local community.

        "Today we have again written to ENAC requesting a meeting to resolve this issue and to ensure no more Italian citizens or visitors are diverted unnecessarily to Fiumicino on planes that are based in Ciampino, while their friends and relatives are waiting for them in Ciampino".

Note to Editors:

Since Jan 2004, 5 Ryanair aircraft have been based permanently in Ciampino. These have generated 160 direct Ryanair jobs in Ciampino. More than 3000 jobs have been created thanks to the 3M passengers that Ryanair delivers annually in Rome Ciampino. Ryanair's low fares have made Rome, Europe's fastest growing city break destination.

Ends.                        Friday, 10th February 2006

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 February, 2006

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director